October 10, 2018

Michael Behrens
CEO of Experiential Squared, Inc., Manager
My Racehorse CA LLC
250 W. First Street
Suite 256
Claremont, CA 91711

       Re: My Racehorse CA LLC
           Form 1-A filed September 10, 2018
           File No. 024-10896

Dear Mr. Behrens:

        We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed September 10, 2018

Financial Statements
General, page F-1

1. Please update your financial statements in accordance with of Part FS of Form 1-A.
      Please refer to paragraph (c) of Part FS of Form 1-A.
Note 8 - Subsequent Events, page F-10

2. We note you entered into a profit participation convertible promissory note on September
      7, 2018 in the amount of $15,606 payable to Mr. Michael Behrens. Please tell us why this transaction is not disclosed as a subsequent event.
 Michael Behrens
FirstName LastNameMichael Behrens
My Racehorse CA LLC
Comapany NameMy Racehorse CA LLC
October 10, 2018
October 10, 2018 Page 2
Page 2
FirstName LastName
Part I, Item 6 Unregistered Securities Issued or Sold Within One Year, page I-1

3. You indicate that all ten previously offered series were offered using the 3(a)(11)
         exemption of the Securities Act. You also claim to have used Rule 506(c), see Page 20 of the offering circular. Please tell us how you are able to use the intrastate offering exemption given that you are organized in Nevada and, according to your Amended and
         Restated Series Limited Liability Company Agreement, have a principal place of business California. Note that Rule 147A was promulgated under Section 28 of the
         Securities Act, not under Section 3(a)(11). Alternatively, if you exclusively relied upon
         Rule 506(c), please state as much.
Part II, Item 3 Offering Summary - Manager, page II-2

4. You state that the Manager and/or its affiliates may, from time to time, purchase Interests at their discretion on the same terms and conditions as the Investors. This disclosure appears to conflict with your statement on page 36 that Experiential Squared or an affiliate will not own any Interests. Revise to clarify whether the Manager and/or its affiliates has determined whether to purchase Interests in this offering and, if so, quantify such amounts.
Part II, Item 3 Offering Summary - Underlying Asset, page II-2

5. Here, on page 25, and elsewhere in the Offering Circular as necessary, please clarify for your investors that the Underlying Asset is a 51 percent ownership interest in Palace Foal.
Part II, Item 3 Offering Summary - Offering Period , page II-3

6. Clarify the date by which this Offering will terminate. In the second sentence, it seems as though you intend for the Offering to terminate on whichever event occurs sooner. If so, please revise.
Part II, Item 3 Offering Summary - Use of Proceeds, page II-3

7. You indicate that "the Manager has agreed to pay and not be reimbursed for Offering
         Expenses" and that "[t]he Manager bears all expenses related to items
(iii) above [the
         Offering Expenses] on behalf of the Series and is reimbursed by the Series through the proceeds of a successful offering." Please clarify whether Experiential Squared will be reimbursed for the Offering Expenses.
Part II, Item 3 Offering Summary - Operating Expenses, page II-4

8. Clarify for how long you have estimated that the amount of Operating Expenses you have disclosed on page 18 will last, so that it is clear at what point you will need additional funds. Also clarify whether or not you have purchased insurance for the Palace Foal.
 Michael Behrens
FirstName LastNameMichael Behrens
My Racehorse CA LLC
Comapany NameMy Racehorse CA LLC
October 10, 2018
October 10, 2018 Page 3
Page 3
FirstName LastName
Part II, Item 3 Offering Summary - Management Fee, page II-5

9. Disclose the frequency in which the 10% of Gross Proceeds fee is due to the Manager and,
         assuming this fee recurs, whether this fee accumulates if no Gross Proceeds are available.
Part II, Item 3 Risk Factors, page II-7

10. Where you discuss there is no public trading market for your securities, clarify whether you have any intent to develop one.
Part II, Item 6, Use of Proceeds, page II-17

11. Please describe the anticipated material changes in the use of proceeds if less than all of the securities being qualified are sold. Specifically, please disclose your plans if you do not raise sufficient proceeds to cover the Asset Cost of the Palace Foal. See Instruction 3 of Part II, Item 6.
Part II, Description of Palace Foal, page II-18

12. Regarding your valuation of Palace Foal, you indicate that it is valued at $30,000, see the
         "Valuation" section of the graphic on page 18, and at $60,000, see "Summary Overview"
         on page 18. Please explain or revise to make your estimated value consistent.
13. As this section contains the view of an expert, please provide the consent required by Part
         III, Item 17(11) of Form 1-A.
Part II, Item 9 Liquidity and Capital Resources, page II-20

14. Your discussion of liquidity should provide prominent disclosure of the facts and circumstances that led to your accountant's report containing substantial doubt about your ability to continue as a going concern, and you should disclose management's viable plans to overcome this uncertainty. Your current disclosures do not appear to provide a detailed picture of your expenditure and cash needs along with constraints over the next 12 months and management s plans to alleviate such constraints. As such, please expand your discussion to include a detailed description of the expected sources and demands for cash over the 12 months following the most recent balance sheet date presented in your filing.
         If your monthly cash outflows are expected to be consistent, you may wish to present the detail of those monthly outflows in tabular form for the ease of your readers. Otherwise, your cash outflows should be described and quantified in narrative form. Alsop, you should describe in more detail your expected sources of cash to meet these demands.
Part II, Item 9 Management's Discussion and Analysis of Financial Condition and Results of
Operations, page II-20

15. We understand the table at the top of the page sets forth various Series created to offer
 Michael Behrens
FirstName LastNameMichael Behrens
My Racehorse CA LLC
Comapany NameMy Racehorse CA LLC
October 10, 2018
October 10, 2018 Page 4
Page 4
FirstName LastName
         membership interests in racehorses acquired by each of the Series with funds loaned to each Series by officers of the Manager. Please confirm that our understanding is correct or explain to us in detail what the table represents. In addition, please provide us with a detailed description of what each line item in the table represents. Finally, please explain to us in detail why the capital raised, racehorses acquired and any unpaid officer loans, and related operations are not reflected in your financial statements. Please refer to Part
         II, Item 9(c) of Form 1-A.

         In addition, please tell us how you are accounting for acquired racehorses and the issuance of series membership interests in the Company and the basis in GAAP for your accounting treatment citing relevant authoritative literature.
Part II, Item 9 Operating Results, page II-20

16. You disclose since formation in December 2016, you have been focused on the development of the offering and marketing for fundraising and spent $10,200 on various general, administrative and start-up activities. This disclosure appears inconsistent with your disclosure in the introduction to the table at the top of the page where you disclose you have been engaged primarily in acquiring a collection of racehorses with loans from officers of the Manager, and developing the financial, offering and other materials to begin fundraising. In addition, it appears that you have acquired a number of racehorses and sold Series membership interests in the acquired racehorses. Please revise to discuss the results of operations with regard to the outstanding series' membership interests and related racehorses set forth in the table or tell us why disclosure of such information is not required. Please refer to Part II, Item 9 of Form 1-A.
Part II, Item 9, Management's Discussion and Analysis of Financial Condition and Results of
Operations
Plan of Operations, page II-20

17. Please state whether, in your opinion, the proceeds from this offering will satisfy your cash requirements or whether you will need to raise additional funds in the next six months to implement your plan of operations. See Part II, Item 9(c) of Form 1-A.
18. Elaborate upon how and when the Company and, more specifically, this Series may recognize its share of horse earnings from the Palace Foal. Disclose the timeline for development of the Palace Foal.
Part II, Item 5, Plan of Distribution and Subscription Procedure, page II-21

19. You indicate that Experiential Squared, Inc. is not a broker-dealer and that no underwriter has been engaged in connection with this offering. Given that Experiential Squared, Inc. is providing the offering platform and conducting various services, please tell us why you do not believe that Experiential Squared is an underwriter and whether any persons affiliated with you or Experiential Squared are relying upon Rule 3a4-1 in connection with this
 Michael Behrens
FirstName LastNameMichael Behrens
My Racehorse CA LLC
Comapany NameMy Racehorse CA LLC
October 10, 2018
October 10, 2018 Page 5
Page 5
FirstName LastName
         offering.
20. Please identify the services to be provided by both the Manager and MyRaceHorse
         Platform in relation to the offering, including whether either entity solicits investors, handles customer funds and securities, or participates in negotiations, and specifically what fees are paid to each entity in connection with its services. Please also explain why neither the Manager nor MyRaceHorse Platform is required to register as a broker-dealer.
Part II Racehorse Ownership Interests, page II-25

21. You state here that "the individual Series will receive a percentage of the purse winnings that is equal to its ownership percentage." Clarify whether your references to purse winnings are the same as your references elsewhere to "distributions" and "dividends." If this is the sole manner in which holders of this Series will be able to "monetize the
         'Underlying Asset'," as you state on page 2, please make this clear.
22. Please describe how the interest in the Underlying Asset will be transferred from the
         Company, where it appears to be currently held, per the Equine Co-Ownership and
         Acquisition Agreement for Palace Foal, to this Series.
Part II, Item 7, Description of the Business
Plan of Operations, page II-26

23. Please tell us how the lender can have a right, prior to completion of the Offering, to participate in pre-closing dividends from revenue generated by the Underlying Asset when it doesn't appear, at least in this Offering, that there will be any revenue generated prior the close of the Offering. You also mention the right of the lender "to convert into the unsold portion of the offering prior to being fully funded." Please disclose whether the lender affiliated with the Palace Foal purchase has such rights.
Part II Size of Thoroughbred Business, page II-26

24. You indicate that an "average racehorse" sells for approximately $74,000, but the material you reference indicates that a racehorse sells for an average price of approximately
         $74,000. Please revise.
Part II, Item 14, Description of Interests Offered
Dispute Resolution, page II-39

25. We note that series unitholders are subject to arbitration on all matters related to the
         Company and the Operating Agreement. Please disclose whether arbitration is intended to be the exclusive means for resolving matters with your unitholders. Further, please revise your disclosure to clarify whether mandatory arbitration applies to claims made under the federal securities laws. Please also add risk factor disclosure. Michael Behrens
My Racehorse CA LLC
October 10, 2018
Page 6
Exhibits

26. Exhibit 11.1, Consent of Independent Public Accounting Firm, refers to the statement of shareholder's equity rather than the statement of Members' Capital. Please revise.
General

27. Regarding the $10,200 loan from your founder, which you reference in your financial statements, in an appropriate place in the Offering Circular, please provide the information required by Part II, Item 13 of Form 1-A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Bill Thompson, Accounting Branch Chief, at 202-551-3344, if you
have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, or Mara Ransom, Assistant Director, at
202-551-3264, with any other questions.



FirstName LastNameMichael Behrens                            Sincerely,
Comapany NameMy Racehorse CA LLC
                                                             Division of
Corporation Finance
October 10, 2018 Page 6                                      Office of Consumer
Products
FirstName LastName